Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK
The following description of capital stock of ForgeRock, Inc. (“us”, “our”, “we,” or the “Company) is a summary of the rights of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and Amended and Restated Investors’ Rights Agreement (“IRA”), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our amended and restated certificate of incorporation, amended and restated bylaws, IRA, and the applicable provisions of the DGCL carefully.
General
Our authorized capital stock consists of 1,600,000,000 shares of capital stock, $0.001 par value per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	500,000,000 shares are designated as Class B common stock; and

•	100,000,000 shares are designated as preferred stock.
Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without stockholder approval except as required by the listing standards of New York Stock Exchange, to issue additional shares of our capital stock.
Class A and Class B Common Stock
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held as of the applicable record date on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to 10 votes for each share of Class B common stock held as of the applicable record date on all matters submitted to a vote of stockholders, in each case, including the election of directors. Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation.

Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class A common stock and at least a majority of the outstanding shares of our Class B common stock, each voting separately as a class, is required (i) to approve certain merger or consolidation transactions in limited circumstances and (ii) in order for the Class A common stock and the Class B common stock to be treated differently with respect to, among other things, dividends, distributions and the consideration paid or distributed to stockholders in a change of control transaction. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected such shares adversely, then that class would be required to vote separately to approve the proposed amendment.
We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the combined voting power of our outstanding capital stock at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Future transfers by holders of shares of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, including but not limited to, certain transfers effected for estate planning purposes, to the extent the transferor retains voting power over the shares, and transfers among affiliates, to the extent the transferor continues to remain an affiliate. Shares of Class B common stock held by natural persons automatically convert into shares of Class A common stock upon the death or disability of the holder. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.
All outstanding shares of our Class B common stock will convert automatically into Class A common stock upon the earlier of (i) the 7th anniversary of the filing and effectiveness of our amended and restated certificate of incorporation, (ii) when the outstanding shares of our Class B common stock represent less than 5% of the combined voting power of our outstanding Class A common stock and Class B common stock, and (iii) the affirmative vote of the holders of 66-2/3% of the voting power of our outstanding Class B common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.
Preferred Stock
No shares of our preferred stock are currently outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Registration Rights
Certain holders of our Class B common stock are entitled under our IRA to rights with respect to the registration of their shares under the Securities Act. The registration rights set forth in our IRA will expire (i) three years following our initial public offering, which occurred in September 2021, or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
Certain holders of our Class B common stock are entitled to certain demand registration rights, or registrable securities. At any time beginning 180 days after our initial public offering, the holders of 30% of the then outstanding registrable securities can request that we register the offer and sale of their shares. Such request for registration must (i) cover securities that represent at least 30% of the registrable securities then outstanding or (ii) cover securities, the anticipated aggregate public offering price of which, after deducting payment of underwriting discounts and commissions, is at least $30,000,000. We are obligated to effect only two such registrations. If our board of directors determines that it would be materially detrimental to us to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.
Piggyback Registration Rights
If we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock, certain holders of our Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration or a Form S-3 registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration relating solely to the offer and sale of debt securities and the common stock that is issuable upon the conversion of such debt securities, or (iv) a registration on any registration form which does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Registration Rights
Certain holders of our Class B common stock will be entitled to certain Form S-3 registration rights. The holders of these shares then outstanding may make a written request we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the aggregate public offering price of which, excluding payment of underwriting or brokering discounts and commissions, is at least $2,500,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if our board of directors determines that it would be materially detrimental to us to effect such registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Dual Class Stock
Our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides holders of our Class B common stock with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Board of Directors Vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Classified Board
Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provides that special meetings of our stockholders may be called only by a majority of the “whole board” of our board of directors, the chairperson of our board of directors, our Chief Executive Officer (or our President in the absence of a Chief Executive Officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specifies certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from
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ringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Directors Removed Only for Cause
Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
Amendment of Charter and Bylaws Provisions
Amendments to our amended and restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of our then outstanding capital stock. Our amended and restated bylaws provides that the approval of stockholders holding at least 66 2/3% of our then outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.
Issuance of Undesignated Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Exclusive Forum
Our amended and restated bylaws provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws also provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, located at 6201 15th Avenue, Brooklyn, New York 11219.

Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “FORG”.